Via Email and EDGAR Correspondence

October 4, 2012

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549-3561

Re:	Crescent Financial Bancshares, Inc.

Proxy Statement on Schedule 14A

Filed September 13, 2012

SEC File No. 000-32951

Dear Mr. Webb:

I am writing on behalf of Crescent Financial Bancshares, Inc. (“Crescent”) in response to the comment letter of the Staff of the Commission dated October 2, 2012, regarding the above-referenced filing. This letter sets forth the comment of the Staff from its correspondence and, following the comment, Crescent’s response. The Staff’s comment is repeated in boldface, and our response in ordinary type follows.

1. Please revise the proxy statement to include the disclosure required by Item 14 of Schedule 14A, as required by Note A of the Schedule.

As discussed via telephone, Crescent believes that the current disclosure provided in the Proxy Statement satisfies the requirements of Item 14 of Schedule 14A. We understand the SEC is concerned about three aspects of Item 14 of Schedule 14A: (i) information regarding Crescent pursuant to Item 14(c)(1); (ii) a Summary Term Sheet pursuant to Item 14(b)(1); and (iii) pro forma financial statements for the ECB transaction pursuant to Item 14(b)(11).

With regard to the information regarding Crescent pursuant to Item 14(c)(1), Crescent is relying upon Instruction 3 to Item 14A, and believes such information is not material to an informed voting decision.

Instruction 3 to Item 14A states as follows:

In transactions in which the consideration offered to security holders consists wholly of securities exempt from registration under the Securities Act of 1933 or a combination of exempt securities and cash, information about the acquiring company required by paragraph (c)(1) of this Item need not be provided if only the security holders of the acquiring company are voting, unless the information is material to an informed voting decision.

The VSB Merger consideration is securities exempt from registration, and only the security holders of the acquiring company are voting. Crescent believes that the Proxy Statement provides all of the information with respect to Crescent that would be material to the “informed voting decision” of a Crescent stockholder, and thus complies with the required disclosures in Item 14 of Schedule 14A.

With regard to the Summary Term Sheet, Crescent believes the existing Summary section of the Proxy Statement: (i) provides the information required to be included in the Summary Term Sheet; (ii) is written in plain English; (iii) provides security holders with sufficient information to understand the essential features and significance of the proposed transaction; (iv) addresses the policy reasons for the requirement of a Summary Term Sheet; and (v) is presented in an appropriate format, particularly in light of the structure of the stockholder vote, which is to approve the stock issuance rather than direct approval of the proposed transaction.

With regard to the pro forma financial statements for the ECB transaction, please see the next comment response.

2. Please revise to include the pro forma financials for the ECB transaction required by 14(b)(11) of Schedule 14A and Article 11 of S-X.

Crescent has added pro forma financial statements that consider the effects of the proposed ECB Merger to the revised Proxy Statement. Specifically, Crescent provides pro forma financial statements that (i) give effect to the proposed Merger between Crescent and VantageSouth (exclusive of the impact of the proposed ECB Merger), (ii) give effect to the proposed ECB Merger (exclusive of the impact of the proposed Merger between Crescent and VantageSouth), and (iii) give cumulative effect to the proposed Merger and the ECB Merger.

Crescent has also provided historical financial statements for ECB for the last two years, plus the interim period, as part of “Annex C” of the revised Proxy Statement.

***

In connection with the foregoing, Crescent acknowledges that:

•	Crescent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Crescent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your prompt review and look forward to hearing from you with respect to the foregoing response. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (919) 659-9005 or our securities counsel, Robert D. Klingler, of Bryan Cave LLP in Atlanta, Georgia at (404) 572-6810.

Very truly yours,

/s/ Jonathan Hornaday
Jonathan Hornaday
Senior Vice President
Crescent Financial Bancshares, Inc.

cc:	Jessica Livingston, Securities and Exchange Commission (via e-mail)

Robert D. Klingler, Esq. (via e-mail)

Kenneth L. Henderson, Esq. (via e-mail)